October 19, 2007

Mr. Tim Buchmiller

Senior Attorney

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

VIA EDGAR as Correspondence Filing

Re:	Universal Health Services, Inc. (“UHS”) Definitive Proxy Statement filed April 20, 2007 (the “2007 Proxy”). File No. 001-10765.

Dear Mr. Buchmiller:

This letter, which is being filed electronically as a Correspondence filing, is being written in connection with the Staff’s examination of the filing referenced above. Set forth below is our response to the comments and questions included in the Staff’s letter to us dated August 22, 2007. For convenience of reference, each of the Staff’s comments is reproduced below in boldface, followed in each case by the related response.

We confirm that we will comply with the comments in the manner set forth below in future filings by incorporating the requested information in our executive compensation disclosure. In your review of our responses below, however, please note that the Compensation Committee of our Board of Directors has engaged an outside executive compensation consultant to assist us in a comprehensive review of our compensation policies and practices with respect to our President and Chief Executive Officer, Mr. Alan B. Miller. Therefore, our future disclosures with respect to certain of the items set forth below may be changed accordingly.

Compensation Discussion and Analysis, page 16

1.	The Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.l. of Commission Release No. 33-8732A. We note the disparity between your chief executive officer’s compensation and that of the other named executive officers even after factoring out the special bonus in the aggregate amount of $5.0 million in 2006. Please provide a more detailed discussion of how and why your chief executive officer’s compensation materially differs from that of the other named executive officers.

RESPONSE:

Unlike our other named executive officers, Mr. Alan Miller’s compensation is determined in large part by the terms of his employment agreement. Mr. Miller’s base salary, minimum annual bonus and certain perquisites are determined under his employment agreement. Please refer to the discussion of Mr. Miller’s employment agreement on page 35 of the 2007 Proxy. In addition, the compensation setting process for Mr. Miller varies from that of our other named executive officers because it is determined by the Compensation Committee without Mr. Miller’s input or participation. The Compensation Committee, in determining Mr. Miller’s compensation, takes into account his position as Chief Executive Officer and President, his role as a founder of our company in 1978, his years of dedicated service and his expertise in the hospital management industry. The Compensation Committee also considers Mr. Miller’s responsibilities in overseeing all of our Company’s businesses, its operations, development and overall strategy and his role as the public face of our company, which shapes our corporate image and identity. These factors differentiate Mr. Miller from the other named executive officers. In light of these factors, the Compensation Committee believes that Mr. Miller’s compensation is appropriate and adequately reflects our compensation objectives that are discussed in the 2007 Proxy.

Compensation Setting Process, page 16

2.	You indicate that compensation surveys are compiled by your human resources personnel and are used to compare the compensation levels of your named executive officers against those of comparable positions in other comparable companies. Identify the comparable companies against which you have benchmarked your compensation and discuss the bases upon which you have determined that such companies are comparable.

RESPONSE:

During 2006, we used purchased salary surveys and a special report conducted by outside third party consulting firms to make market comparisons of base salaries and annual bonuses for our named executive officers with the exception of our Chief Executive Officer and Messrs. Marquez and Marc Miller. The positions held by Messrs. Marquez and Marc Miller cannot be compared to market data because these positions are unique to our company. Instead, for 2006, the base salaries for these positions were extrapolated from the range computed from the market data for Mr. Gross, who held the position to which Messrs. Marquez and Marc Miller reported. Generally, the market data used in these surveys and reports is taken from similarly-situated companies in the healthcare industry with comparable revenues. For our Chief Financial Officer, Mr. Steve Filton, we relied upon market data from companies in healthcare and general industries that are of the same scope as our company, usually measured on the basis of total company revenue. Detail for each of the surveys for base salaries and annual bonuses we used is listed below:

1.	Mercer HR Consulting Benchmark and Integrated Health Surveys

•	Benchmark (general industry with revenue from $2.5 billion to greater than $5 billion)

•	Integrated health surveys (regression analysis for for-profits with $4 billion in revenue)

•	Number of participating companies is 2,421 for benchmark and 1,100 for integrated health surveys

2.	Economic Research Institute Survey System

•	Compensation data adjusted to fit King of Prussia, PA area salary differential

•	Healthcare industry ($4 billion in revenue)

•	General industry ($4 billion in revenue)

•	Number of participating companies is not available

3.	Clark Executive Compensation Survey

•	Healthcare systems (greater than $1.5 billion in revenue)

•	Number of participating companies is 1,100

4.	Sullivan Cotter & Associates – Survey of Manager & Executive Compensation in Hospitals and Health Systems

•	Healthcare systems (greater than $1.5 billion in revenue)

•	Number of participating companies is 874

5.	Watson Wyatt – Top Management Compensation Survey

•	General industry ($1 billion to $5 billion in revenue)

•	Number of participating companies is 2,300

All of the surveys were used for Mr. Filton’s pay comparison. All of the surveys except for the Economic Research Institute Survey System (number 2 above) were used for pay comparison for Mr. Gross and Ms. Osteen.

In addition to the surveys and special reports listed above, during 2006, we compared features of the UHS 2005 Stock Incentive Plan (the “Stock Incentive Plan”) to the Mercer Long-Term Incentive and Equity Study and to the equity compensation arrangements of twelve other publicly-held companies, using their reports and documents filed with the Commission. As publicly held hospital management companies, we believe that each of the following companies are comparable to us.

•	Community Health Systems Inc.

•	HCA Inc.

•	Health Management Associates, Inc.

•	HealthSouth Corporation

•	Kindred Healthcare, Inc.

•	LifePoint Hospitals, Inc.

•	MedCath Corporation

•	Psychiatric Solutions, Inc.

•	SunLink Health Systems, Inc.

•	Tenet Healthcare Corporation

•	Triad Hospitals Inc.

•	Vanguard Health Systems, Inc.

3.	Given that you seek to offer a level of compensation to your executive officers that is competitive with the compensation paid by the comparable companies, please specify how each element of compensation you provide to the named executive officers relates to the data you have analyzed from the comparator companies and include a discussion of where you target each element of compensation against the comparator companies and where actual payments under each element of compensation actually fell within the targeted parameters. To the extent actual compensation was outside of a targeted percentile range, please discuss why.

RESPONSE:

During 2006, we targeted the median (fiftieth percentile) of actual base salary paid by companies as provided in survey data as our base market rate for the base salaries paid to our named executive officers, with the exception of Messrs. Alan Miller, Marquez and Marc Miller (as discussed in the response to Question 2).

We generally consider the competitive range for base salary to be within 15% of the base salary market rate. However, actual base salaries are not determined solely by the base salary market rate. We also take into account an individual’s expertise, tenure in the position, responsibilities and achievement. In 2006, the actual base salary rates for Messrs. Filton and Gross and Ms. Osteen were within 6%, 8% and 6% of the base salary market rate, respectively.

We also targeted the median (fiftieth percentile) of actual annual bonuses paid by companies, as a percentage of base salary, as provided in survey data as our base percentile for the annual bonus payments for Messrs. Filton and Gross and Ms. Osteen. The “Annual Bonus Award-Market Median” column on the chart below reflects the bonus award median obtained from our salary surveys, as a percentage of base salary, and the “Annual Bonus Award-UHS Actual” column reflects the actual bonuses earned by each individual, as a percentage of their 2006 base salary.

	Annual Bonus Award-Market Median	Annual Bonus Award-UHS Actual
Steve Filton	32%	85%
Debra Osteen	32%	78%
Kevin Gross	31%	21%

The bonus payments to Ms. Osteen and Mr. Filton exceeded the targeted median ranges because each exceeded their respective performance goals due primarily to the performance of our behavioral health division. The companies included in Annual Bonus

Award-Market Median column were primarily comprised of providers of acute care services which, generally, did not perform as well as behavioral health care providers during 2006. In contrast, Mr. Gross did not exceed his performance goals, which were based on the results of our acute care facilities. Although there were no discretionary adjustments to the 2006 awards, the Compensation Committee is authorized to adjust for higher or lower levels of awards for performance results over or under annual bonus plan performance metrics.

In 2006, we conducted a comparison of certain features of our Stock Incentive Plan against a survey and with the equity compensation arrangements disclosed by peer companies. We determined that awards under the Stock Incentive Plan were comparable in terms of eligibility and vesting schedule, but the frequency of option grants and the five-year term of our typical option awards differed from the option awards made by our peer companies. Generally, these other companies had regular annual grants with a typical term of ten years. We also noted the growing prevalence of restricted stock grants by the pool of comparable companies.

In addition, a review of outstanding stock options (as measured by comparing the percentage of stock option expense, as calculated pursuant to SFAS No. 123, to the earnings of a comparable pool of companies against our comparable stock option expense percentage) indicated that on a relative basis, we had granted less stock option based compensation than our peer companies. This review prompted our CEO to recommend that our Compensation Committee award stock options and restricted stock to our named executive officers in 2006. As a result of our review, no changes to the Stock Incentive Plan were deemed necessary.

We did not conduct a comparison of our deferred compensation, fringe benefits and perquisites or retirement benefits in 2006.

Elements of Compensation, page 18

4.

You disclose that you reward your named executive officers for the achievement of “specified business goals and performance objectives” and that both short term and long-term incentive compensation are based on your “performance and the value received by stockholders.” We also note that you have included a general list of the business criteria you establish in connection with determining the amounts and vesting provisions of annual bonuses. Please disclose the specific business goals and performance objectives that you take into account in setting compensation policies and making compensation decisions, and clarify how you measure such “performance” and the “value received by stockholders.” Please include in your discussion and analysis the specific quantitative and qualitative aspects of the business goals and performance objectives you use to determine the form and amounts of compensation, and indicate how your incentive awards are specifically structured to achieve such business goals and performance objectives. To the extent you believe that disclosure of the information would result in competitive harm such that the information could be excluded under Instruct on 4 to Item 402(b), please provide us with a detailed explanation supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item ’) of Regulation S-K. Refer also to Question 3.04 of the Item 402 of Regulation S-K Interpretations available or our website at www.sec.gov. In discussing how difficult or likely it will be for the registrant to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

RESPONSE:

The annual bonuses for our named executive officers pursuant to our Executive Incentive Plan (“Incentive Plan”) are: (i) with respect to Messrs. Alan Miller and Filton, based entirely on the achievement of certain corporate performance criteria, or; (ii) with respect to Ms. Osteen and Messrs. Gross, Marquez and Marc Miller, based 25% on the achievement of certain corporate performance criteria and 75% on the achievement of certain divisional or regional specified income targets.

The corporate performance criteria for all of our named executive officers is based upon the achievement of a combination of: (i) a specified range of target levels of earnings per shares from continuing operations (as defined in the 2007 Proxy) (the “EPS Target”), and; (ii) a specified range of target levels of return on capital (as defined in the 2007 Proxy) (the “Return on Capital Target”) for the specified year.

Generally, the annual EPS Target represents our projected consolidated earnings per share target for the year, which is typically publicly released by us during the first quarter of each year. For 2006, the EPS Target was $2.60 per diluted share. The Return on Capital Target is calculated by dividing our projected consolidated net income target for the year by the projected consolidated average net capital. The Return on Capital Target for 2006 was 6.6%. Pursuant to the terms of the Incentive Plan and the formula approved annually by our Compensation Committee, in 2006, our named executive officers were eligible to receive the applicable portion of their bonuses (which were based on the corporate performance criteria) at various increments ranging from 0% of their bonus target award (achievement of the EPS Target of $2.30 and Return on Capital of 5.4%) up to 250% of their bonus target award (achievement of the EPS Target of $2.90 and Return on Capital of 7.8%).

The actual bonuses awarded for 2006 (which were based upon corporate performance criteria) were based upon the achievement of 170% of the bonus target award, as determined by the Compensation Committee based on the achievement of the EPS Target of $2.80 per share and actual Return on Capital of 6.8%. Although our 2006 reported earnings per diluted share from continuing operations amounted to $4.57 per share, the incentive bonuses were computed using the EPS Target of $2.80 per share, which gave effect to various adjustments such as insurance recoveries and expenses that were the direct result of a major natural disaster and other items. Adjustments such as these are provided for in the definition of “continuing operations” as disclosed in our 2007 Proxy. These adjustments are also consistent with the “adjusted income from continuing operations” as publicly disclosed on the Schedule of Non-GAAP Supplemental

Consolidated Income Information, included with the our earnings release for the year ended December 31, 2006.

In determining the corporate and divisional/regional performance criteria, various factors are considered, including the projected revenue and earnings growth over the prior year. Since the value received by stockholders is measured, in large part, by an increase in stock price, which is in turn influenced by increases in revenues and earnings, our performance criteria are established at reasonably aggressive levels to encourage the attainment of our financial objectives which, if accomplished, may result in an increase to our stock price and increased value to stockholders. The corporate performance criteria are established annually and the EPS Target component directly correlates to the annual earnings guidance which is typically publicly disclosed by us during the first quarter of each year. The Return on Capital component is not publicly disclosed by us. The divisional and regional performance criteria, although not publicly disclosed, are also established annually and represent each division’s or region’s respective portion of the corporate performance criteria.

Although we note the Staff’s comment pertaining to “the specific quantitative and qualitative aspects of the business goals and performance objectives you use to determine the form and amounts of compensation,” we respectfully submit that public disclosure of the requested information with respect to our divisional/regional performance criteria would result in competitive harm. The specific target levels and performance factors used in determining annual bonuses for certain of our named executive officers (Ms. Osteen and Messrs. Gross, Marquez and Marc Miller) are based upon confidential business plan financial objectives and related internal projections. Information with respect to our divisions and regions of operation have not been publicly disclosed previously. Disclosure of such information would give our competitors information about our confidential targets as well as our views on industry and market dynamics that could be used against us. The details of these performance targets, if announced, could risk our competitive position in key geographic markets in which we operate and provide our competitors, vendors, payors and other constituencies with information that may result in harm to us. In addition, disclosure of this confidential information may adversely impact the pricing of future hospital acquisitions or divestitures. We believe that the disclosure provided above with respect to our corporate performance criteria (and from which the divisional/regional performance criteria are derived) provides a meaningful understanding of our performance objectives to investors. The qualitative and quantitative targets with respect to the corporate performance criteria directly correlate to the annual earnings guidance which is typically publicly disclosed by us during the first quarter of each year. Providing additional information with respect to the qualitative and quantitative elements of the divisional/regional performance criteria may result in confusion to investors.

Performance goals are established at reasonably aggressive levels each year to encourage and motivate executive performance and attainment of our financial objectives. We believe that these targets are attainable, but not certain. As noted on page 21 of the 2007 Proxy, we have achieved 100% or greater of the target award, based on the achievement of the corporate performance criteria, once during the last three years (in 2006). The payout percentage over the past three years has ranged from 0% to 170% of the participant’s target award. The Compensation Committee approves the minimum and maximum target levels each year thereby ensuring that the relative difficulty of achieving the target level is consistent from year to year.

5.	We note from your 2006 Summary Compensation Table that you paid a $5.0 million special bonus to Mr. Miller and a $70,000 special bonus to Ms. Osteen. Please provide the disclosures required by Item 402(b)(1) of Regulation S-K with regard to these special bonuses, including what these special bonuses were designed to reward, how you determined the amounts of the special bonuses, why you chose to pay the special bonuses and how the special bonuses fit into your overall compensation objectives and affect decisions regarding the types of, and amounts paid under, your other elements of compensation.

RESPONSE:

From time to time, special bonuses may be granted to our named executive officers in order to reward outstanding performance or achievement of a business milestone. Special bonus awards support our overall compensation objectives by helping us retain and motivate highly qualified professionals and by providing rewards for outstanding performance. Because special bonus awards are made in recognition of outstanding performance, they do not affect decisions that we make regarding other elements of compensation.

The $70,000 special cash bonus granted to Ms. Osteen in 2006, was a one-time bonus in recognition of her efforts in connection with the acquisition of KEYS Group Holdings, LLC. In determining the bonus amount, the size of the acquisition and the required effort were taken into consideration.

The $5 million special bonus granted to Mr. Alan Miller in June 2006 was made in connection with his contribution to his alma mater, The College of William and Mary. We committed to this bonus, which is payable in five annual installments of $1 million each (commencing in 2006), to honor Mr. Miller, who had been recently recognized by The College of William and Mary when it announced its decision to name its new business school building after Mr. Miller. This is the first time that we have granted such a bonus to Mr. Miller. We decided to grant the special bonus at this time and on the terms set forth in the 2007 Proxy to coordinate with Mr. Miller’s gift to The College of William and Mary. Please see page 35 of the 2007 Proxy.

6.	With respect to Mr. Miller’s bonus, please discuss and analyze the impact of the tax treatment of this particular form of compensation. For example, discuss whether the payments of the amounts contemplated by this bonus will be fully deductible by the company as a compensation expense. Refer to Item 402(b)(2)(xii) of Regulation S-K.

RESPONSE:

We note the Staff’s comment and respectfully refer the Staff to the bottom of page 17 of the 2007 Proxy, where we believe this comment is addressed.

Annual Bonuses, page 18

7.	Although you provide a description of how company performance affects annual bonuses, we note minimal analysis of the effect individual performance has on compensation awards despite disclosure that indicates compensation-related decisions are made in connection with individualized goals. Please expand your disclosure to provide additional detail and analysis of how individual performance contributed to actual 2006 compensation for the named executive officers. For example, discuss and analyze in greater detail the achievement of the financial and operational goals within a named executive officer’s individual area of responsibility. See Item 402(b)(2)(vii) of Regulation S-K.

RESPONSE:

In 2006, the Compensation Committee took individual performance into account primarily in setting base salaries and, to a lesser extent, bonuses and long-term compensation. To set base salaries, in assessing individual performance of our named executive officers other than Mr. Alan Miller, the Compensation Committee relies on the formal performance evaluations that are conducted by Mr. Alan Miller and his recommendations. An individual’s performance is reviewed in light of his or her position, responsibilities and contribution to our financial performance. There is no other predetermined formula, factors or specified list of criteria that is followed.

With respect to bonus awards, as noted in the 2007 Proxy and in Question 4 above, the amount of a named executive officer’s incentive award is based upon a target bonus amount and the extent to which the performance goals applicable to such named executive officer are met. In addition to general corporate performance criteria, each of our named executive officers (other than Mr. Alan Miller and Mr. Filton) need to meet certain divisional or regional performance criteria in order to receive a bonus.

The bonus formula in fiscal year 2007 is unchanged from 2006. With respect to Ms. Osteen, 25% of her annual incentive bonus for 2007 will be determined using the corporate performance criteria described above and the remaining 75% will be determined using divisional performance criteria based on achievement of specified income targets. Messrs. Marquez and Marc Miller were appointed co-heads of our acute care division in June of 2007, replacing Mr. Gross. With respect to their annual incentive bonuses, 25% of their bonus for 2007 will be determined using the corporate performance criteria and the remaining 75% will be determined using regional performance criteria (for the first part of the year) and divisional performance criteria (for the second part of the year), based on the achievement of specified income targets. With respect to Mr. Gross’ bonus in fiscal year 2006, 25% of was determined using the corporate performance criteria and the remaining 75% was determined using divisional performance criteria based on achievement of specified income targets.

In connection with the bonuses paid to Messrs. Marquez and Marc Miller for 2006, based on an evaluation of the scope of their responsibilities at that time, the Compensation Committee deemed it appropriate to determine their annual incentive bonus as a percentage of their annual salary based on the achievement of regional and corporate performance criteria, rather than regional and divisional performance criteria, as was initially provided.

In addition, the outstanding personal achievements of Ms. Osteen and Mr. Alan Miller were relevant in the decision to grant them the special, one-time bonuses discussed in Question 5 above. From time to time, special bonuses may be granted to our named executive officers in order to reward outstanding performance or achievement of a business milestone.

Like base salaries, with respect to grants of long-term incentive awards, an individual’s performance is reviewed in light of his or her position, responsibilities and contribution to our financial performance. In addition, the Compensation Committee takes into account an individual’s potential contribution to our growth and productivity. There is no other predetermined formula, factors or specified list of criteria that is followed. Please also see our response to Question 10 below.

Bonus Awards, page 20

8.	You disclose that for fiscal year 2007 the target bonuses will be based on a combination of a specified range of target levels of earnings per share from continuing operations and a specified range of target levels of return on capital. Your Compensation Discussion and Analysis, however, does not provide adequate discussion and analysis of the quantitative or qualitative aspects of the necessary goals to be achieved in order for your executive officers to earn the 2 targeted bonus awards. Please disclose the specific quantitative and qualitative aspects of the corporate performance objectives used to determine incentive amounts. Include in your analysis a discussion of how the specific levels were determined and what levels of performance such levels were intended to incentivize. To the extent you believe that disclosure of the information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b), please provide us with a detailed explanation supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Refer also to Question 3.04 of Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov. In discussing how difficult or likely it will be for the registrant to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

RESPONSE:

Please refer to the response provided to Question 4 set forth above.

Stock Options, page 22

9.	You disclose that you do not have any plan to select option grant dates for your named executive officers in coordination with the release of material non-public information. Please provide disclosure addressing the timing of your equity awards in accordance with the concepts set forth in Item 402(b)(2)(iv) of Regulation S-K and Section II.A. of Securities Act Release No. 33-8732A. For example, disclose whether there is a regular time or date on which you make these awards. Please give adequate consideration to the elements and questions set forth in the referenced section of the Release when drafting the appropriate corresponding disclosure.

RESPONSE:

Typically, option awards are granted by the Compensation Committee on specific dates that are scheduled in advance, which generally coincide with regularly scheduled meetings of the Compensation Committee and the Board of Directors. There is no separate policy with respect to the timing of option awards to our named executive officers. Typically, option awards are granted to our named executive officers at the same time as option awards are granted to our other employees. In certain circumstances, such as new hires or promotions, option awards are granted on the date of authorization by the Compensation Committee. Executive officers have, from time to time, made recommendations to the Compensation Committee with respect to grant dates for option awards, which are subject to the Compensation Committee’s review and approval.

Stock options, page 22

10.	We note the 2006 option grants approved by the Compensation Committee. Please discuss why the Compensation Committee determined to make these awards and how it determined the actual number of options to award to each named executive officer. Please discuss and analyze how the option award fits into your overall compensation objectives and how the value of these awards affected decisions regarding the amounts paid or awarded to the named executive officers under the other elements of your compensation package.

RESPONSE:

The Compensation Committee believes that our best interests will be advanced by enabling our named executive officers, who are responsible for our management, growth and success, to receive compensation in the form of long-term incentive awards which may increase in value in conjunction with the satisfaction by the company of pre-determined performance measures and/or an increase in the value of our common stock and which will provide our named executive officers with an incentive to remain in their positions with us.

Please refer to our response to Question 3 that discusses the comparison that we conducted of certain features of our Stock Incentive Plan against a survey and with the equity compensation arrangements disclosed by peer companies. This review impacted the decision to grant stock options in 2006.

In determining the number of options to award to our named executive officers in 2006, the Compensation Committee considered Mr. Alan Miller’s recommendations and took into account individual performance in light of a named executive officer’s position, responsibilities and contribution to our financial performance as well as his or her potential contribution to our growth and productivity. Named executive officers with greater seniority received a higher number of options. In addition, we reviewed historical internal practices for awards of options, which also helped to determine award amounts.

Restricted Stock Awards, page 23

11.	We note that in March 2006 the Compensation Committee approved the issuance of 200,000 restricted shares of your Class B Common Stock to Mr. Miller with a grant date fair value of approximately $9.6 million. Please discuss why the Compensation Committee determined to make this award and how it determined the number of restricted shares to award. Please discuss and analyze how this stock award fits into your overall compensation objectives for Mr. Miller and how the value of this award affected decisions regarding the amounts paid or awarded under the other elements of your compensation package to Mr. Miller.

RESPONSE:

Mr. Alan Miller’s restricted stock award related to the termination of a loan program that occurred in the third quarter of 2002. Prior to the third quarter of 2002, we loaned employees funds (“Loan Program”) to pay the income tax liabilities incurred upon the exercise of their stock options. Advances pursuant to the Loan Program were secured by full recourse promissory notes that were forgiven after three years, if the borrower remained employed by us. If the forgiveness criteria were not met, the employee was required to repay the loan at the time of separation.

During the third quarter of 2002, following the termination of the Loan Program, the Compensation Committee approved the issuance of shares of restricted stock to various officers and employees pursuant to our Amended and Restated 2001 Employees’ Restricted Stock Purchase Plan as a replacement incentive plan for the Loan Program. The number of shares and the value of the restricted stock issued to each employee, including a grant of 319,340 shares of restricted stock to Mr. Miller, were based on the estimated benefits lost by that employee as a result of the termination of the Loan Program. The Compensation Committee believed that it was appropriate to tie Mr. Miller’s grant to the achievement of company performance objectives as a way to provide an additional incentive. The 319,340 shares of restricted stock were subject to forfeiture in the event that we did not achieve a 14% cumulative increase in earnings during the two-year period ended December 31, 2004, compared to the year ended December 31, 2002.

We did not achieve the required earnings as of December 31, 2004. As a consequence, in March 2005, the Compensation Committee approved the repurchase, at the original purchase price of $.01 per share, of the 319,340 shares of restricted stock. The Compensation Committee noted that, in part, the required earnings threshold was not met due to increases in the number of uninsured patients that caused industry-wide challenges affecting UHS and other hospitals throughout the nation. Mr. Miller was granted an aggregate of 319,340 shares of restricted stock, subject to the satisfaction of certain performance criteria for 2005. 200,000 of the shares of restricted stock were subject to forfeiture in the event that we did not achieve specified earnings per share from continuing operations for 2005, and the remaining 119,340 shares of restricted stock were subject to forfeiture in the event that we did not achieve a specified return of capital for 2005.

We achieved the performance criteria with respect to the 119,340 shares of restricted stock, but not with respect to the 200,000 shares of restricted stock. As a consequence, in March 2006, the Compensation Committee approved the repurchase, at the original purchase price of $.01 per share, of the 200,000 shares of restricted stock. At that time, to continue the incentives associated with the restricted stock grants and to provide Mr. Miller with a way to be made whole following the termination of the Loan Program, the Compensation Committee approved the issuance of 200,000 shares of restricted stock to Mr. Miller, which at that time, were subject to the Company’s attainment of a reported earnings per diluted share from continuing operations, as defined, of $2.60 or greater for 2006. In March 2007, the Compensation Committee certified that the reported earnings per diluted share from continuing operations threshold had been met ($2.80 per diluted share achieved in 2006) and, pursuant to the terms of the grant, 50% of the shares of restricted stock vested on March 15, 2007 and the remaining 50% will vest on March 15, 2008, if Mr. Miller remains employed by us. Please refer to page 24 of the 2007 Proxy for information about the Loan Program.

The restricted stock award to Mr. Miller did not impact decisions regarding the other elements of Mr. Miller’s compensation package.

Summary Compensation Table, page 28

12.	Disclose the assumptions made in the valuation of the stock and option awards by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements or discussion in Management’s Discussion and Analysis. Refer to the Instruction to Item 402(c)(2)(v) and (vi) of Regulation S-K.

RESPONSE:

Please refer to Note 5 of the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2006. Our future filings (beginning with the 2008 Proxy Statement) will include a reference to the relevant footnote to the financial statements or discussion in Management’s Discussion and Analysis included in our Annual Report on Form 10-K, which discusses the assumptions used for the valuation of option awards.

Pension Benefits, page 32

13.	Disclose the valuation method and all material assumptions applied in quantifying the present value of the current accrued benefit. Refer to the Instruction 2 to Item 402(h)(2) of Regulation S-K.

RESPONSE:

The 2006 present value of accumulated benefits was calculated under the following assumptions:

•	Participants will retire at the age of 62.

•	For those participants currently under the age of 62, an annual salary increase of 5% is assumed until the age of 62 is reached.

•	A discount rate of 5% is assumed.

•	If a participant currently exceeds the age of 62, the accumulated benefit is presented on an undiscounted basis.

Our future filings (beginning with the 2008 Proxy Statement) will include the valuation method and all material assumptions applied in quantifying the present value of the current accrued benefit.

Nonqualified Deferred Compensation, page 33

14.	Please provide a footnote quantifying the extent to which amounts reported in the contributions and earnings column are reported as compensation in the last completed fiscal year in your Summary Compensation Table. Refer to the Instruction to Item 402(i)(2) of Regulation S-K.

RESPONSE:

The 2007 Proxy includes a footnote indicating that the “Executive Contributions in Last Fiscal Year ($)” column is reported as compensation in the Summary Compensation Table since these amounts represent compensation earned by the named executive officer during the year that was deferred pursuant to their elections. Our future filings (beginning with the 2008 Proxy Statement) will include an additional footnote indicating that amounts shown, if any, in the “Registrant Contributions in Last Fiscal Year ($)” and “Aggregate Earnings in Last Fiscal Year” columns are not reported as compensation in the Summary Compensation Table.

2006 Director Compensation Table, page 37

15.	Disclose the assumptions made in the valuation of the option awards by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements or discussion in Management’s Discussion and Analysis. Refer to the Instruction to Item 402(k) of Regulation S-K.

RESPONSE:

Please refer to Note 5 of the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2006. Our future filings (beginning with the 2008 Proxy Statement) will include a reference to the relevant footnote to the financial statements or discussion in Management’s Discussion and Analysis included in our Annual Report on Form 10-K, which discusses the assumptions used for the valuation of option awards.

Also pursuant to your request, we hereby acknowledge that: (i) we are responsible for the adequacy and accuracy of the disclosure in the filings with the Commission; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to such filings, and; (iii) we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Below is my contact information where I can be reached should the Staff have any questions or require any additional information. Thank you for your cooperation regarding this matter.

Sincerely,

/s/ Steve Filton
Steve Filton
Senior Vice President and Chief Financial Officer
Universal Health Services, Inc.
367 South Gulph Road
King of Prussia, PA 19406
610-768-3319 (telephone)
610-382-3318 (fax) steve.filton@uhsinc.com (email)